September 28, 2009

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Municipal Trust (File Nos. 002-91229; 811-4025)
(the “Registrant”)

Dear Mr. Hallock:

Please find below our responses to your comments that we discussed on September 9th and September 14th regarding the Post-Effective Amendment, filed on July 16, 2009, to the Registrant’s registration statement.  For your convenience, we restated each of the staff’s comments prior to our responses.

1.           Municipal Tobacco Bonds Risk Factor in High-Yield Municipal Fund Prospectus

Comment: Consider moving the risk factor on investing in municipal tobacco bonds from the High-Yield Municipal Fund prospectus to the SAI.

Response:  This risk factor was included in the High-Yield Municipal Fund’s prospectus at the request of the staff of the Commission in 2006. After investigation, we determined that the SAI is a more appropriate place for risk factors related to investments in municipal tobacco bonds. We have relocated that risk factor to the Registrant’s SAI.

2.           Strategy and Risk Disclosure in Tax-Free Money Market Fund Prospectus

Comment: Provide greater emphasis with respect to the short-term, liquid nature of the Tax Free Money Market Fund.

Response: We changed the language in both the summary prospectus and under the Objectives, Strategies and Risks section of the prospectus, to further emphasize that this fund is a money market fund.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Howie Hallock
September 28, 2009

3.	Investments, Risks and Performance and Objectives, Strategies and Risks Sections for All Prospectuses

Comment:  For each fund, consider emphasizing in the summary and the Objectives, Strategies and Risks section, that the investment strategies described in each prospectus are a fund’s principal investment strategies.

Response:  While this is not specifically required by Form N-1A, we modified the prospectus language in both the summary section and the Objectives, Strategies and Risks sections of all funds’ prospectuses to call out the fact that the investment strategies described in the prospectus are, in fact, each fund’s principal investment strategies.

4.           Sell Discipline Disclosure of All Prospectuses

Comment:  Consider moving the sell discipline disclosure for each fund (other than New York Tax-Free Fund) from the Basics of Fixed-Income Investing to the Objectives, Strategies and Risks section. In addition, consider summarizing the sell discipline disclosure and adding it to the Investments, Risks and Performance section.

Response:  We added the sell discipline disclosure to the Objectives, Strategies and Risks section for all funds (other than New York Tax-Free, where it already appeared). Item 4(a) requires a summary of the information (given in response to Item 9(b)) that summarizes how the fund intends to achieve its investment objective by identifying its principal investment strategies. We do not believe a restatement of the sell discipline is necessary to adequately summarize the principal investment strategies for these municipal bond funds.

5.	Tax Information Section of High-Yield Municipal Fund

Comment: Consider whether we need to add a reference to capital gains in the Tax Information section.

Response:  After investigation, we did change the language in the Tax Information section of the summary to provide that fund distributions may be subject to capital gains taxes. This disclosure was changed for all funds except the money market fund, to which it does not apply.

Mr. Howie Hallock
September 28, 2009

6.	Derivatives Disclosure Used in Describing Funds’ Strategies and Risks in the Prospectus

Comment: Consider whether the disclosure covering derivatives in the strategies and risks section of each prospectus is appropriate for each fund.

Response:  After investigating this issue, we determined that investing in derivatives is not a principal investment strategy at this time, nor are the risks associated with such derivatives principal risks to the funds in the Registrant. We have added language to each of the prospectuses to alert the investor to the fact that investing in derivatives is not a principal investment strategy nor a source of principal risks. We believe it is appropriate to keep this supplemental disclosure in the prospectus given current uncertain market conditions, and given that the risks of investing in derivatives can sometimes be disproportionate to the level of investment.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at christy_crossley@americancentury.com or 816-340-3224.

Kind regards,

                                                                                /s/ Christine J. Crossley
Christine J. Crossley
Assistant General Counsel

cc:           Brian Brogan